Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
Exhibit	2012	2011	2012	2011	2011	2010	2009	2008	2007
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends
Interest expense	4,435	7,008	15,774	22,036	28,391	32,373	37,391	56,552	70,776
Capital debt expense Trust Preferred	482	539	1,527	1,620	2,160	2,335	2,552	3,114	3,002
Estimated interest in rent	114	107	324	328	426	395	318	332	284
Preferred dividends (E)	—	35	—	1,286	1,285	2,500	2,395	—	—

Combined fixed charges and preferred dividends ( B )	5,031	7,689	17,625	25,270	32,262	37,603	42,656	59,998	74,062
Less: interest on deposits	3,288	5,638	12,112	17,884	22,968	24,302	27,442	45,593	56,232

Combined fixed charges and preferred dvidends excluding interest on deposits ( D )	1,743	2,051	5,513	7,386	9,294	13,301	15,214	14,405	17,830

Earnings

Pre-tax income from continuing operations	25,103	21,936	71,809	62,362	84,342	23,612	38,936	12,036	28,964
Fixed charges and preferred dividends	5,031	7,689	17,625	25,270	32,262	37,603	42,656	59,998	74,062

Total earnings ( A )	30,134	29,625	89,434	87,632	116,604	61,215	81,592	72,034	103,026
Less: interest on deposits	3,288	5,638	12,112	17,884	22,968	24,302	27,442	45,593	56,232

Total earnings excluding interest on deposits ( C )	26,846	23,987	77,322	69,748	93,636	36,913	54,150	26,441	46,794

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	5.99	3.87	5.07	3.65	3.76	1.74	2.03	1.20	1.39
Ratio, excluding interest on deposits (C/(D-E))	15.40	11.90	14.03	11.43	11.69	3.42	4.22	1.84	2.62

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	5.99	3.85	5.07	3.47	3.61	1.63	1.91	1.20	1.39
Ratio, excluding interest on deposits (C/D)	15.40	11.70	14.03	9.44	10.07	2.78	3.56	1.84	2.62